Mail Stop 7010

      August 18, 2005



Mr. Andrew Boulanger
Chief Financial Officer
Bennett Environmental Inc.
Suite 208 - 1540 Cornwall Road
Oakville, Ontario, Canada L6J 7W5

	RE: 	Form 40-F for the Fiscal Year ended December 31, 2004
                    	Form 6-K for the Fiscal Quarters ended
March
31, 2005
                         and June 30, 2005
                    	File No. 0-30946


Dear Mr. Boulanger:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 40-F for the year ended December 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings.

Annual Information Form

A. Disclosure Controls and Procedures, page 1
2. Please tell us how you concluded that your disclosure controls and procedures were effective at December 31, 2004 given the material variation between the estimated revenues and expenses and the actual revenues and expenses on the Saglek contract.
3. You state that your disclosure controls and procedures were effective "to ensure that information required to be disclosed in [your] filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise in future filings your definition to also clarify, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B. Internal Control over Financial Reporting, page 1
4. Please tell us how you concluded that there were no changes in internal control over financial reporting given your disclosure in management`s discussion and analysis that you had made rapid strides towards improving business and financial controls as 2004 drew to a close.

Management`s Discussion and Analysis

Results of Operations, page 2
5. You attributed part of the revenue shortfall in 2004 under the Saglek contract to a reduction of C$4 million included in revenue for a claim for extra expenses. Please tell us and disclose the total amount of claims for extra expenses estimated in 2004 revenues at the end of 2003. Please tell us how you determined that it was probable that costs due to unpriced change orders would be recovered through a change in the contract price given that you had negotiated a fixed rate on the Saglek contract. Please also describe your favorable history of negotiating and collecting work performed under unapproved change orders and how your accounting for change orders conforms to paragraphs 61-63 of SOP 81-1.
6. Please tell us and disclose why processing costs would increase by
$6.7 million and site costs, fuel costs and transportation costs would increase by $4.5 million, if you experienced lower volumes. Please tell us why you did not identify these significant deviations from estimated costs until 2004. In this regard, please explain in detail how you derived your original estimates used in assessing progress towards completion and how you considered your actual results throughout 2003 in updating your estimates during the course of the contract.

7. In your discussion of contribution margins - other business, please also disclose:
* The underlying reasons for the decrease in volume, which resulted in the decrease in revenue.
* The reason for what appears to be increased revenue per ton.
* The underlying reasons for the overall decrease in operating expenses.
* The reason for what appears to be increased cost per ton.
* Any known material trends and uncertainties related to the revenue and expenses associated with these contracts.

Financial Statements

Note 2.  Significant accounting policies (k) Revenue recognition, page F-12
8. Citing relevant accounting literature, please tell us why you recognize revenue on remediation activities when these services are completed under US and Canadian GAAP.  Further, where your
contracts
contain multiple revenue generating activities, please tell us:
* The nature of each revenue generating activity.
* How you determine the fair value of each delivered element.
* When you recognize revenue for each revenue generating activity.
* Citing relevant accounting literature, your basis for your accounting for contracts with multiple revenue generating activities.
9. We note that the Saglek contract was the first of its kind for the
company.  In light of the significant deviations from your
estimated
revenue and costs, please explain in detail your consideration of paragraph 23 - 29 of SoP 81-1 in determining that your use of the percentage-of-completion method was appropriate.
10. In your significant accounting policies you disclose that it is
your policy to recognize losses on contracts on which a loss is anticipated. Under Outlook/Subsequent Events in your Form 40-F report at December 31, 2003, and in a press release dated March 29,
2004 you disclosed that first quarter revenues and earnings would be
significantly lower due to low margin processing related to the Saglek project. However, you appear to have recognized significant losses on the Saglek contract in the third and fourth quarters of 2004 upon the completion of the project. Please tell us when it became apparent to you that you would incur a loss on the Saglek contract. Please also clarify your disclosure that you completed field work in September 2004 and that you had completed work related to the project as of December 31, 2004.  Please refer to paragraph
24
of SOP 81-1 and paragraph 6 of ARB 45 for guidance.
11. Please tell us the Saglek contract start and termination date. Please also tell us whether the Saglek contract had any performance benchmarks, and if so, what the performance benchmarks were and their relevant dates. Please also tell us if the contract contained any provisions for change orders.

Note 3.  Accounts receivable, page F-13
12. Please disclose the activity in your allowance for doubtful accounts, including provisions for bad debts, accounts receivable write-offs and other adjustments. Please tell us why you have recognized a valuation allowance for C$4.3 million of the C$9.2 million disputed claim amount on the Saglek contract at December 31,
2004. Under paragraph 65 of SOP 81-1, you may recognize additional contract revenue relating to claims only if it is probable that the claim will result in additional revenues and if the amount of revenues can be reliably estimated. These requirements are met only if four conditions specified by SOP 81-1 are satisfied. Please tell us and disclose how you comply with each of the four conditions specified by paragraph 65 of SOP 81-1 to recognize claims.

Note 16.  Contingencies, page F-25
13. Since an unfavorable settlement of your legal exposures could have a material effect on your financial condition, results of operations and cash flows, please disclose the likelihood (for example, probable, possible, or remote) of loss from each contingency you have disclosed, whether you have made an accrual for the loss
contingency, and if so, the amount of the accrual.   If you have
not
accrued a reserve for your legal exposures, please tell us why you do not believe that a contingency accrual is required and disclose an estimate of the possible range of loss or state the reasons why such an estimate cannot be made. Please refer to paragraphs 9-11 of SFAS
5, FIN 14 and SAB Topic 5:Y.

Note 17. United States generally accepted accounting principles ("U.S. GAAP") reconciliation, page F-30
14. Citing relevant accounting literature, please tell us why you capitalize permitting cost under Canadian GAAP, but charge these costs to expense as incurred under US GAAP. Please also tell us how you determined the ten-year useful life of the permits under Canadian
GAAP. In this regard, please tell us your consideration of the expected use of the asset; the expected useful life of other assets to which the useful life of the permits may relate; any legal, regulatory, or contractual provisions that may limit the useful life or enable you to extend the useful life of the permits without substantial cost and modification; the effects of obsolescence, demand, competition, and other economic factors; and the level of maintenance expenditures required to obtain the expected future cash flows from the permits.



*    *    *    *


      		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3255.



          					    Sincerely,



							    Nili Shah
							    Branch Chief
??

??

??

??

Andrew Boulanger
Bennett Environmental Inc.
August 18, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE